UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

EXICURE, INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Securities)

30205M 101
(CUSIP Number)

Mark Tompkins

2255 Glades Road, Suite 324A,
Boca Raton, FL 33431

(561) 989-2208

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 26, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 30205M 101

1.	Name of Reporting Person Mark Tompkins IRS Identification Nos. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power 1,933,827 (1)

8.	Shared Voting Power 0

9.	Sole Dispositive Power 1,933,827 (1)

10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,933,827

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 108,160 shares of common stock owned of record by Montrose Capital Partners Limited (“Montrose Capital”). Mr. Tompkins has sole voting and investment power over the shares of common stock of Exicure, Inc. (the “Company”) owned of record by Montrose Capital.

(2)	Based on 35,513,987 shares of common stock outstanding as of September 26, 2017, as reported by the Company in a Current Report on Form 8-K filed with the Commission on October 2, 2017.

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CUSIP No.: 30205M 101

1.	Name of Reporting Person Montrose Capital Partners Limited IRS Identification Nos. of Above Persons (Entities Only) Not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power 108,160

8.	Shared Voting Power 0

9.	Sole Dispositive Power 108,160

10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,160

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3% (1)

14.	Type of Reporting Person (See Instructions) OO (private limited company)

(1)	Based on 35,513,987 shares of common stock outstanding as of September 26, 2017, as reported by the Company in a Current Report on Form 8-K filed with the Commission on October 2, 2017.

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Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) to the statement on Schedule 13D is being filed by the reporting persons and amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 26, 2017, and relates to the shares of common stock, par value $0.0001 (the “Common Stock”), of Exicure, Inc., formerly Max-1 Acquisition Corporation (the “Company”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On September 26, 2017, Mr. Tompkins and Montrose Capital were granted 659,000 and 43,160 shares of Common Stock, respectively, for services rendered in connection with the Merger (as defined below) (the “Services Transaction”).

On September 26, 2017, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Exicure Operating Company, formerly Exicure, Inc. (“Exicure OpCo”), and Max-1 Acquisition Sub, Inc., a wholly owned subsidiary of the Company (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into Exicure OpCo, leaving Exicure OpCo. as the surviving entity and a wholly owned subsidiary of the Company (the “Merger”).

Immediately following the Merger, the Company completed a private placement offering (the “Offering” and, together with the Services Transaction and the Merger, the “Transactions”) in which Mr. Tompkins purchased 166,667 shares of Common Stock for an aggregate purchase price of approximately $500,001 pursuant to the terms of a subscription agreement, dated September 26, 2017.

In connection with the Merger and the Offering, Mr. Tompkins and Montrose Capital entered into a Registration Rights Agreement with the Company, pursuant to which the Company agreed that promptly, but no later than 60 calendar days from the final closing of the Offering, to file a registration statement with the SEC, covering the shares of Common Stock held by Mr. Tompkins and Montrose Capital, including shares of Common Stock purchased by Mr. Tompkins in the Offering.

In connection with the Merger, Mr. Tompkins and Montrose Capital each entered into a lock-up agreement, whereby each party is restricted for a period of nine months after the Merger from certain sales or dispositions (including any pledge) of all of the Company’s common stock held by (or issuable to) him, excluding any shares purchased in the Offering. The foregoing restrictions will not apply to certain other transfers customarily excepted.

In connection with the Merger, Mr. Tompkins resigned as a director of the Company.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

See Item 3 above. The shares of Common Stock were acquired by the reporting persons for investment purposes. The shares of Common Stock acquired by the reporting persons from the Company in the aggregate of 1,766,620 shares were acquired in transactions exempt from Section 16(b) pursuant to Rule 16b-3(d) under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

Mr. Tompkins has voting and investment control over 1,933,827 shares of Common Stock (the “Shares”), representing 5.4% of the shares of Common Stock outstanding as of September 26, 2017, including 108,160 shares of Common Stock owned of record by Montrose Capital.

Mr. Tompkins has sole voting and dispositive power over the Shares. Except as set forth in Item 3 above, the reporting persons have not effected any transaction in the Company’s common stock during the last 60 days.

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Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

Except as described in Item 3, the reporting persons do not have any other contracts, arrangements, undertaking or relationships with respect to securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit
Number	Description
4.1	Lockup Agreement by and between the Company and Mark Tompkins, dated September 26, 2017.

4.2	Lockup Agreement by and between the Company and Montrose Capital Partners Limited, dated September 26, 2017.

4.3	Form of Registration Rights Agreement by and among the Company and the persons named therein (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 2, 2017).

10.1	Form of Subscription Agreement by and between the Company and each investor in the Offering (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on October 2, 2017).

99	Joint Filing Agreement, dated June 23, 2017 (incorporated by reference to Exhibit 99 to the Reporting Persons’ Schedule 13D filed with the SEC on June 26, 2017).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 20, 2017

/s/ Mark Tompkins
Mark Tompkins

Montrose Capital Partners Limited

By:	/s/ Mark Tompkins
Mark Tompkins, Managing Director

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